SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             --------------------

                                  Schedule 13G

           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                              (Amendment No. 2)*


                                  OPTIKA INC.
                                (Name of Issuer)


                                 COMMON STOCK
                         (Title of Class of Securities)


                                  68 3973 101
                                 (CUSIP Number)


            * The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

                               (Page 1 of 5 Pages)

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Mark K. Ruport
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)     (b)
-------------------------------------------------------------------------------
   3    SEC USE ONLY
-------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
-------------------------------------------------------------------------------
                      5    SOLE VOTING POWER
      NUMBER               545,000 shares  Includes 358,646 shares issuable
        OF                 upon the exercise of options.  Includes an
      SHARES               additional 176,354 shares issuable upon the
   BENEFICIALLY            exercise of options, with respect to which the
     OWNED BY              filer's former spouse shares dispositive power.
     REPORTING
                    -----------------------------------------------------------
      PERSON          6    SHARED VOTING POWER
       WITH                0 shares
                    -----------------------------------------------------------
                      7    SOLE DISPOSITIVE POWER
                           368,646 shares
                    -----------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER
                           176,354 shares  Includes 176,354 shares issuable
                           upon the exercise of options, with respect to
                           which the filer's former spouse shares dispositive
                           power.
-------------------------------------------------------------------------------
   9    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING  PERSON
               545,000 shares Includes 358,646 shares issuable upon the
               exercise of options. Includes an additional 176,354 shares issuable upon the exercise of options, with respect to which the filer's former spouse shares dispositive power.
-------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              7.2%
-------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)   Name of Issuer:

                  Optika Inc.


Item 1(b)   Address of Issuer's Principal Executive Offices:

                  7450 Campus Drive, Second Floor
                  Colorado Springs, CO  80920


Item 2(a)   Name of Person Filing:

                  Mark K. Ruport


Item 2(b)   Address of Principal Business Office or, if none, Residence:

                  7450 Campus Drive, Second Floor
                  Colorado Springs, CO  80920


Item 2(c)   Citizenship:

                  United States


Item 2(d)   Title of Class of Securities:

                  Common Stock, Par Value $.001 per share


Item 2(e)    CUSIP Number:

                  68 3973 101


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not Applicable

Item 4.     Ownership.

            (a)   Amount Beneficially Owned:  See Row 9 of cover page.

            (b) Percent of Class: See Row 11 of cover page.

            (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: See Row 5 of cover page.

            (ii) shared power to vote or to direct the vote: See Row 6 of cover page.

            (iii) sole power to dispose or to direct the disposition of: See Row 7 of cover page.

            (iv) shared power to dispose or to direct the disposition of: See Row 8 of cover page.



Item 5.     Ownership of Five Percent or Less of a Class.

                  Not Applicable


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable


Item 7.     Identification   and   Classification   of  the  Subsidiary  Which
            Acquired  the  Security  Being  Reported on by the Parent  Holding
            Company.

                  Not Applicable


Item 8.     Identification and Classification of Members of the Group.

                  Not Applicable


Item 9.     Notice of Dissolution of Group.

                  Not Applicable


Item 10.    Certification.

                  Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 16, 1999



/s/ Mark K. Ruport
--------------------
Mark K. Ruport